SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. 1)


                           Haynes International, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    420877201
                                 (CUSIP Number)

                                December 31, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 4 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420877201                 13G/A              Page 2 of 4 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JANA PARTNERS LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                       See Footnote (1) below

SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                       See Footnote (1) below
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                       See Footnote (1) below
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       See Footnote (1) below
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                       See Footnote (1) below
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                       See Footnote (1) below
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                       See Footnote (1) below
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The Reporting Person has been informed by representatives of the Issuer that the Issuer's common stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934. Accordingly, the Reporting Person is not required to and thus will not maintain an updated Schedule 13G or other Section 13 filings with respect to the common stock of the Issuer.

CUSIP No. 420877201                  13G/A               Page 3 of 4 Pages


The Schedule 13G filed on August 16, 2005 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares of common stock ("Common Stock"), $0.001 par value, of Haynes International, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13G. The principal executive office of the Issuer is located At 1020 West Park Avenue, Kokomo, Indiana 46904-9013

The Reporting Person has been informed by representatives of the Issuer that the Issuer's common stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934. Accordingly, the Reporting Person is not required to and thus will not maintain an updated Schedule 13G or other Section 13 filings with respect to the common stock of the Issuer.

CUSIP No. 420877201                13G/A              Page 4 of 4 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 10, 2006


                                  JANA PARTNERS LLC

                                  /s/ Barry Rosenstein
                                  -------------------------------------
                                  Barry Rosenstein
                                  Managing Partner


                                  /s/ Gary Claar
                                  -------------------------------------
                                  Gary Claar
                                  Managing Director